EXHIBIT 99.1

AMENDMENT NO. 5 TO LOAN AND SECURITY AGREEMENT

AMENDMENT NO. 5 TO LOAN AND SECURITY AGREEMENT (this "Amendment No. 5"), dated as of September 1, 2006, by and among MPC Computers, LLC, a Delaware limited liability company ("MPC"), MPC-G, LLC, a Delaware limited liability company ("MPC-G") and MPC Solutions Sales, LLC, a Delaware limited liability company ("MPC-S", and together with MPC and MPC-G, each individually a "Borrower" and collectively, "Borrowers"), GTG PC Holdings, LLC, a Delaware limited liability company ("Guarantor"), and Wachovia Capital Finance Corporation (Western), a California corporation, in its capacity as agent (in such capacity, together with its successors and assigns, "Agent") pursuant to the Loan Agreement (as hereinafter defined), acting for and on behalf of the parties thereto as lenders (each individually, a "Lender" and collectively, "Lenders") and Lenders.

WITNESSETH

WHEREAS, Agent, Lenders, Borrowers and Guarantor have entered into financing arrangements pursuant to which Agent and Lenders (or Agent on behalf of Lenders) have made and may make loans and advances and provide other financial accommodations to Borrowers as set forth in the Loan and Security Agreement, dated July 8, 2005, by and among Agent, Lenders, Borrowers and Guarantor (as amended by Amendment No. 1 to Loan and Security Agreement, dated as of July 25, 2005, Amendment No. 2 to Loan and Security Agreement, dated as of November 10, 2005, Amendment No. 3 to Loan and Security Agreement, dated as of March 23, 2006 and Amendment No. 4 to Loan and Security Agreement, dated as of August 11, 2006, as amended hereby and as the same may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, the "Loan Agreement") and other agreements, documents and instruments referred to therein or at any time executed and/or delivered in connection therewith or related thereto (all of the foregoing, together with the Loan Agreement, as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, being collectively referred to herein as the "Financing Agreements");

WHEREAS, as a result of the inability of Borrowers and Guarantor to meet certain financial projections and satisfy the EBITDA covenant contained in the Loan Agreement, Borrowers and Guarantor are attempting to seek alternative and/or additional sources of financing;

WHEREAS, to support the continuing operations of the Borrowers' businesses and in connection therewith, Borrowers and Guarantor have requested that Agent and Lenders agree to waive a certain Event of Default and in connection therewith Borrowers, Guarantor and Lender have agreed to make certain amendments to the Loan Agreement, subject to the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the foregoing, and the respective agreements and covenants contained herein, and for other good and valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions.

(a) Additional Definitions. As used herein or in any of the other Financing Agreements, the following terms shall have the meanings given to them below, and the Loan Agreement and the other Financing Agreements shall be deemed and are hereby amended to include, in addition and not in limitation, the following definitions:

(i) "Amendment No. 5" shall mean this Amendment No. 5 to Loan and Security Agreement by and among Agent, Lenders, Borrowers and Guarantor, as amended, modified, supplemented, extended, renewed, restated or replaced.

(ii) "Debentures" shall have the meaning assigned thereto in the SPA.

(iii) "Equityholders" shall mean, collectively (together with their respective successors and assigns), each of the purchasers of Debentures and Warrants and any other Person that at any time after the date hereof becomes an Equityholder; each sometimes being referred to herein individually as an "Equityholder".

(iv) "Initial Debt Raise" shall mean the receipt by HSC or any of its Subsidiaries of proceeds thereof (net of costs, fees and expenses incurred in connection therewith) in a cash amount of not less than $4,000,000 (without giving effect to the amount of any other Indebtedness or incorporated into, or refinanced in connection with, the Initial Debt Raise) from the sale of Debentures and Warrants pursuant to the SPA as in effect on the date of Amendment No. 5.

(v) "Secondary Debt Raise" shall mean the receipt by HSC or any of its Subsidiaries of cash proceeds of not less than $4,700,000 from the sale of Debentures and Warrants pursuant to the SPA as in effect on the date of Amendment No. 5.

(vi) "SPA" means the Securities Purchase Agreement, dated on or about the date of Amendment No. 5, by and between HSC and the Equityholders, as amended, modified, supplemented, extended, renewed, restated or replaced.

(vii) "Sub Debt Documents" shall mean, collectively, the following (as the same exist as of the date of Amendment No. 5 or may thereafter be amended, modified, supplemented, extended, renewed, restated or replaced): (A) the SPA; (B) the Debentures; (C) the Warrants; and (D) all other agreements, documents and instruments related to, and delivered in connection with, the Initial Debt Raise, the Secondary Debt Raise, the SPA and the Debentures.

(viii) "Warrants" shall have the meaning assigned thereto in the SPA.

(b) Amendments to Definitions.

(i) The definition of the term "Finished Goods Inventory Loan Limit" in Section 1.47 of the Loan Agreement is hereby amended to delete the reference to "$5,000,000" and substitute "$3,000,000" therefor.

(ii) The definition of the term "Inventory Loan Limit" in Section 1.71 of the Loan Agreement is hereby amended to delete the reference to "$5,000,000" and substitute "$3,000,000" therefor.

(iii) The definition of the term "Letter of Credit Limit" in Section 1.75 of the Loan Agreement is hereby amended to delete the reference to "$10,000,000" and substitute "$3,500,000" therefor.

(iv) The definition of the term "Raw Materials Inventory Loan Limit" in Section 1.104 of the Loan Agreement is hereby amended to delete the reference to "$5,000,000" and substitute "$3,000,000" therefor.

(c) Interpretation. For purposes of this Amendment No. 5, all terms used herein, including but not limited to, those terms used and/or defined herein or in the recitals hereto shall have the respective meanings assigned thereto in the Loan Agreement as amended by this Amendment No. 5.

2. Financial Statements and Other Information. Section 9.6 of the Loan Agreement is hereby amended by adding a new Section 9.6(e) at the end thereof as follows:

"(e) Parent and its Subsidiaries shall, on or prior to October 16, 2006, furnish or cause to be furnished to Agent, in form and substance satisfactory to Agent, the report of a consultant retained by Borrowers assessing the future prospects of Parent and its Subsidiaries and the future prospects of the continuation of Parent and its Subsidiaries including ongoing profitability and likelihood of the Second Debt Raise on a timely basis, all in reasonable detail, together with such supporting information as Agent may request.

3. Indebtedness. Section 9.9 of the Loan Agreement is hereby amended by adding a new Section 9.9(i) at the end thereof as follows:

"(i) notwithstanding anything to the contrary contained herein or in any other Financing Agreement, each of HSC and its Subsidiaries hereby agrees not to incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any Indebtedness of HSC or its Subsidiaries (as the case may be) to Equityholders, except for Indebtedness evidenced by the Sub Debt Documents (as in effect on the date of Amendment No. 5); provided, that, (A) the aggregate amount of such Indebtedness shall consist of and not exceed $15,000,000, less the aggregate amount of all repayments, repurchases or redemptions, whether optional or mandatory, in respect thereof, and the interest thereon shall not exceed the rate provided for in the Debentures as in effect on the date of Amendment No. 5, (B) neither HSC nor any of its Subsidiaries shall make or be required to make any payments in respect of such Indebtedness whether pursuant to the terms of the Sub Debt Documents or otherwise, except for the issuance of shares of any class of Capital Stock of HSC (so long as after giving effect thereto no Change of Control or other Default or Event of Default shall exist or occur) in satisfaction of regularly scheduled payments of interest in respect of such Indebtedness in accordance with the Sub Debt Documents as in effect on the date of Amendment No. 5, (C) Borrowers shall furnish, or cause to be furnished to Agent, evidence, in form and substance satisfactory to Agent, that Borrowers have received (i) in the case of the Initial Debt Raise, proceeds (net of costs, fees and expenses incurred in connection therewith) in a cash amount of not less than $4,000,000 (without giving effect to the amount of any other Indebtedness or incorporated into, or refinanced in connection therewith) and (ii) in the case of the Secondary Debt Raise, proceeds in a cash amount of not less than $4,700,000, (D) neither HSC nor any of its Subsidiaries shall, directly or indirectly, (1) amend, modify, alter or change the terms of such Indebtedness or any of the Sub Debt Documents as in effect on the date of Amendment No. 5, except, that, HSC and its Subsidiaries may, after prior written notice to

Agent, amend, modify, alter or change the terms thereof so as to extend the maturity thereof, or defer the timing of any payments in respect thereof, or to forgive or cancel any portion of such Indebtedness (other than pursuant to payments thereof), or to reduce the interest rate or any fees in connection therewith, or to make any covenant less restrictive, or (2) redeem, retire, defease, purchase or otherwise acquire such Indebtedness, or set aside or otherwise deposit or invest any sums for such purpose, (E) Borrowers shall furnish or cause to be furnished to Agent all notices or demands in connection with such Indebtedness or otherwise under the Sub Debt Documents either received by HSC or any of its Subsidiaries or on its behalf, promptly after the receipt thereof, or sent by HSC or any of its Subsidiaries or on its behalf, concurrently with the sending thereof, as the case may be, and (F) except as Agent may otherwise agree in writing, all of the proceeds of the loans or other accommodations giving rise to such Indebtedness shall be paid to Agent for application to the Obligations in such order and manner as Agent may determine or at Agent's option, to be held as cash collateral for the Obligations."

4. <u>Dividends and Redemptions</u>. Section 9.11(e) of the Loan Agreement is hereby amended by deleting such Section in its entirety.

5. <u>Minimum EBITDA</u>. The table in Schedule 9.18 of the Loan Agreement is hereby deleted in its entirety and the following substituted therefor:

Period	EBITDA
For the three (3) months ending September 30, 2006	$500,000
For the four (4) months ending October 31, 2006	$1,350,000
For the five (5) months ending November 30, 2006	$1,750,000
For the six (6) months ending December 31, 2006	$1,250,000

6. <u>Term</u>. Section 13.1(a) of the Loan Agreement is hereby amended by deleting "September 1, 2006" and substituting "January 17, 2007" therefor.

7. <u>Acknowledgment</u>.

(a) <u>Acknowledgment of Obligations</u>. Each of Borrowers and Guarantor hereby acknowledges, confirms and agrees that as of the close of business on September 1, 2006, Borrowers are indebted to Agent and Lenders for Obligations in the aggregate principal amount of not less than $15,688,054.52, which amount, together with all interest accrued and accruing thereon, and all costs, fees, expenses and other charges now or hereafter payable by each Borrower to Agent and Lenders, is, as of the date hereof, unconditionally owing by each Borrower and Guarantor to Agent and Lenders, without offset, defense or counterclaim of any kind, nature or description whatsoever. Each of Borrowers and Guarantor acknowledges, confirms and agrees that the obligations, liabilities and indebtedness of each of them to Agent and Lenders for the payment and performance of the Obligations pursuant to the Financing Agreements are unconditionally owing to Agent and Lenders without offset, defense or counterclaim of any kind, nature or description whatsoever.

(b) <u>Acknowledgment of Security Interests</u>. Borrowers and Guarantor hereby acknowledge, confirm and agree that Agent, for itself and the ratable benefit of Lenders, has and shall continue to have valid, enforceable and perfected liens upon and security interests in the assets and properties of Borrowers and Guarantor heretofore granted to Agent, for the ratable benefit of Lenders, pursuant to the Financing Agreements or otherwise granted to or held by Agent.

(c) <u>Binding Effect of Documents</u>. Each of Borrowers and Guarantor hereby acknowledges, confirms and agrees that: (a) each of the Financing Agreements (including, without limitation, all agreements, documents and instruments executed and/or delivered in connection therewith or related thereto) to which it is a party has been duly executed and delivered to Agent and Lenders, and each is in full force and effect as of the date hereof, (b) the agreements and obligations of Borrowers and/or contained in such Financing Agreements constitute the legal, valid and binding obligations of Borrowers and/or Guarantor, as the case may be, enforceable against them in accordance with their respective terms and Borrowers and Guarantor, as of the date hereof, have no valid defense to the enforcement of such obligations, and (c) Agent and Lenders are and shall be entitled to the rights, remedies and benefits provided for in the Financing Agreements and applicable law.

8. <u>Release by Borrowers and Guarantor</u>.

(a) <u>Release</u>.

(i) In consideration of the agreements of Agent and Lenders contained herein and the making of Revolving Loans and providing of Letters of Credit by or on behalf of Agent and Lenders to Borrowers pursuant to the Loan Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of Borrower and Guarantor on behalf of itself and its successors, assigns, and other legal representatives, hereby, jointly and severally, absolutely, unconditionally and irrevocably releases, remises and forever discharges Agent and each Lender, and their present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives and their respective successors and assigns (Agent, each Lender and all such other parties being hereinafter referred to collectively as the "Releasees" and individually as a "Releasee"), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever (individually, a "Claim" and collectively, "Claims") of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which each of Borrowers or Guarantor, or any of its successors, assigns, or other legal representatives and their respective successors and assigns may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any nature, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment No. 5, including, without limitation, for or on account of, or in relation to, or in any way in connection with the Loan Agreement, as amended and supplemented through the date hereof, and the other Financing Agreements.

(ii) Each of Borrowers and Guarantor understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

(iii) Each of Borrowers and Guarantor agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final and unconditional nature of the release set forth above.

(iv) Each of Borrowers and Guarantor represents and warrants that each such Person is the sole and lawful owner of all right, title and interest in and to all of the claims released hereby and each such Person has not heretofore voluntarily, by operation of law or otherwise, assigned or transferred or purported to assign or transfer to any person any such claim or any portion thereof.

(v) Nothing contained herein shall constitute an admission of liability with respect to any Claim on the part of any Releasee.

(b) Covenant Not to Sue. Each of Borrowers and Guarantor, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, jointly and severally, covenants and agrees with each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by Borrowers or Guarantor pursuant to Section 9(a) hereof. If Borrowers or Guarantor violate the foregoing covenant, each of Borrowers and Guarantor agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys' fees and costs incurred by any Releasee as a result of such violation.

(c) Waiver of Statutory Provisions. EACH OF BORROWERS AND GUARANTOR HEREBY EXPLICITLY WAIVES ALL RIGHTS UNDER AND ANY BENEFITS OF ANY COMMON LAW OR STATUTORY RULE OR PRINCIPLE WITH RESPECT TO THE RELEASE OF SUCH CLAIMS. EACH OF BORROWERS AND GUARANTOR AGREES THAT NO SUCH COMMON LAW OR STATUTORY RULE OR PRINCIPLE SHALL AFFECT THE VALIDITY OR SCOPE OR ANY OTHER ASPECT OF THIS RELEASE.

9. Waiver of Use of Cash Collateral. Each of Borrowers, Guarantor and HSC hereby acknowledges and agrees that should a proceeding under any bankruptcy or insolvency law be commenced by or against any Borrower, Guarantor or HSC, or if any of the Collateral should become the subject of any bankruptcy or insolvency proceeding, then each of Borrowers, Guarantor and HSC hereby irrevocably waives the right to use or to seek or obtain the use of any cash collateral (as such term is defined in Section 363(a) of the United States Bankruptcy Code) at any time while any of the Obligations remain outstanding or have not been fully and indefeasibly paid and satisfied in full in accordance with the terms of the Financing Agreements. Each of Borrowers, Guarantor and HSC hereby represents, acknowledges and agrees that this provision is a specific and material aspect of this Amendment No. 5 and that Agent and Lenders would not agree to the terms of this Amendment No. 5 if this waiver were not a part of this Amendment No. 5. Each of Borrowers, Guarantor and HSC further represents, acknowledges and agrees that this waiver is knowingly, intelligently and voluntarily made, that none of Agent, Lenders or any person acting on behalf of Agent or Lenders has made any representations to induce this waiver, that each of Borrowers, Guarantor and HSC has been represented (or has had the opportunity to be represented) in the signing of this Amendment No. 5 and in the making of this waiver by independent legal

counsel selected by Borrowers, Guarantor and HSC and that each of Borrowers, Guarantor and HSC has had the opportunity to discuss this waiver with counsel.

10. <u>Amendment Fee</u>. In addition to all other fees, charges, interest and expenses payable by any Borrower or Guarantor to Agent or Lenders under the Loan Agreement or any of the other Financing Agreements, Borrowers and Guarantor shall pay to Agent for the account of Lenders (in such manner as Agent may agree) an amendment fee in the amount of $100,000 on the date hereof, which amendment fee shall be fully earned and nonrefundable as of the date hereof and may be charged to any loan account of Borrowers.

11. <u>Representations and Warranties</u>. Each Borrower and Guarantor represents and warrants to Agent and Lenders that the execution, delivery and performance of this Amendment No. 5 are all within its corporate or limited liability company powers, have been duly authorized, are not in contravention of law or the terms of its certificate of incorporation or formation, by laws or operating agreement or other organizational documentation, or any indenture, agreement or undertaking to which it is a party or by which it or its property are bound and this Agreement constitutes its legal, valid and binding obligations enforceable in accordance with it terms.

12. <u>Conditions Precedent</u>. The amendments set forth herein shall be effective as of the date hereof upon the satisfaction of each of the following conditions precedent in a manner satisfactory to Agent:

(a) Agent shall have received an executed original counterparts of this Amendment No. 5, duly authorized, executed and delivered by the Borrowers and Guarantor;

(b) Agent shall have received, in form and substance satisfactory to Agent, true, correct and complete copies of all written notices or letters from any vendor or trade supplier to any Borrower or Guarantor demanding immediate payment of all amounts owing by such Borrower or Guarantor to such vendor or supplier, except for those written notices or letters that have been previously delivered by or on behalf of Borrowers to Agent prior to the date hereof;

(c) Agent shall have received, in form and substance satisfactory to Agent, the agreements of HSC and its Subsidiaries with the Equityholders relating to their rights and the obligations of HSC and its Subsidiaries to the Equityholders pursuant to or in connection with the Sub Debt Documents.

(d) Agent shall have received, in form and substance satisfactory to Agent, evidence, including, among other things, a detailed accounts receivable and accounts payable aging, in form and substance satisfactory to Agent that vendors of Borrowers are generally willing to ship merchandise to Borrowers on trade terms consistent with projections provided by Borrowers to Agent and the business of Borrowers as proposed to be conducted after the effective date hereof.

(e) Agent shall have received, in form and substance satisfactory to Agent, a true, correct and complete copy of an engagement agreement, duly executed and delivered by the Borrowers and a consultant retained by Borrowers to conduct an evaluation and review of HSC and its Subsidiaries, their respective businesses, assets, operations and financial performance, including, but not limited to, a review of the budget and financial projections of HSC and its Subsidiaries and the business plans of HSC and its Subsidiaries and to prepare such studies and reports with respect thereto as Agent may specify and to address such other matters as Agent may determine regarding the businesses of HSC and its Subsidiaries; <u>provided,</u> <u>that</u> such consultant shall agree to be bound by the confidentiality provisions set forth in Section 13.5 of the Loan Agreement as if it were a Lender.

(f) Agent shall have received, in form and substance satisfactory to Agent, evidence that the report of a consultant retained by Borrowers confirms the viability of the projections previously delivered to Agent with respect to HSC and its Subsidiaries for the next fiscal year, together with such supporting information as Agent may request.

13. Consummation of Initial Debt Raise and Secondary Debt Raise.

(a) HSC and its Subsidiaries shall, on or prior to September 8, 2006, consummate the Initial Debt Raise on terms acceptable to Agent in its sole discretion and pursuant to agreements, documents and instruments in form and substance satisfactory to Agent in all respects.

(b) HSC and its Subsidiaries shall, on or prior to November 28, 2006, consummate the Secondary Debt Raise on terms acceptable to Agent in its sole discretion and pursuant to agreements, documents and instruments in form and substance satisfactory to Agent in all respects.

14. Effect of this Agreement. Except as expressly amended pursuant hereto, no other changes or modifications to the Financing Agreements are intended or implied, and, in all other respects, the Financing Agreements are hereby specifically ratified, restated and confirmed by all parties hereto as of the effective date hereof. To the extent that any provision of the Loan Agreement or any of the other Financing Agreements are inconsistent with the provisions of this Amendment No. 5, the provisions of this Amendment No. 5 shall control.

15. Further Assurances. Borrowers and Guarantor, shall execute and deliver such additional documents and take such additional action as may be requested by Agent to effectuate the provisions and purposes of this Amendment No. 5.

16. Governing Law. The validity, interpretation and enforcement of this Amendment No. 5 and any dispute arising out of the relationship between the parties hereto, whether in contract, tort, equity or otherwise, shall be governed by the internal laws of the State of California but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of California.

17. Binding Effect. This Amendment No. 5 shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

18. Headings. The headings listed herein are for convenience only and do not constitute matters to be construed in interpreting this Amendment No. 5.

19. Reviewed by Attorneys. Each of Borrower and Guarantor represents and warrants that it (a) understands fully the terms of this Amendment No. 5 and the consequences of the execution and delivery of this Amendment No. 5, (b) has been afforded an opportunity to have this Amendment No. 5 reviewed by, and to discuss this Amendment No. 5 and document executed in connection herewith with, such attorneys and other persons as each of Borrower and Guarantor may wish, and (c) has entered into this Amendment No. 5 and executed and delivered all documents in connection herewith of its/his own free will and accord and without threat, duress or other coercion of any kind by any person. The parties hereto acknowledge and agree that neither this Amendment No. 5 nor the other documents executed pursuant hereto shall be construed more favorably in favor of one than the other based upon which party drafted the same, it being acknowledged that all

parties hereto contributed substantially to the negotiation and preparation of this Amendment No. 5 and the other documents executed pursuant hereto or in connection herewith.

20. Counterparts. This Amendment No. 5 may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Amendment No. 5 by telefacsimile or other electronic means shall have the same force and effect as the delivery of an original executed counterpart of this Amendment No. 5. Any party delivering an executed counterpart of this Amendment No. 5 by telefacsimile or other electronic means shall also deliver an original executed counterpart, but the failure to do so shall not affect the validity, enforceability or binding effect of such agreement.

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IN WITNESS WHEREOF, Agent, Borrowers, Guarantor and HSC have caused these presents to be duly executed as of the day and year first above written.

WACHOVIA CAPITAL FINANCE
CORPORATION (WESTERN), as Agent MPC COMPUTERS, LLC

By: __/s/ Jeffrey K. Scott_____   By: ___/s/ John P. Yeros_____
Title: ___VP_____   Title: _____CEO_____

               MPC-G, LLC

               By: ___/s/ John P. Yeros_____
               Title: _____CEO_____

               MPC SOLUTIONS SALES, LLC

               By: ___/s/ John P. Yeros_____
               Title: _____CEO_____

               GTG PC HOLDINGS, LLC

               By: ___/s/ John P. Yeros_____
               Title: _____CEO_____

               HYPERSPACE COMMUNICATIONS, INC.

               By: ___/s/ John P. Yeros_____
               Title: _____CEO_____